

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 30, 2015

<u>Via E-mail</u>
Mr. David J. Rodgers
Senior Vice President and Chief Financial Officer
Briggs & Stratton Corporation
12301 West Wirth Street
Wauwatosa, Wisconsin 53222

>   **Re: Briggs & Stratton Corporation**
>   **Form 10-K for the Fiscal Year Ended June 29, 2014**
>   **Filed August 26, 2014**
>   **Form 10-Q for the Quarterly Period Ended September 28, 2014**
>   **Filed November 5, 2014**
>   **File No. 001-01370**

Dear Mr. Rodgers,

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing the information you provide in response to the comments, we may have additional comments.

<u>General</u>

1. We note disclosure on your website and in your Form 10-K about business in the Middle East and Africa. Syria, in the Middle East, and Sudan, in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We also note disclosure about large customers Husqvarna Outdoor Products Group and Deere & Company. Husqvarna's website provides contact information for Syria and Deere & Company reported sales to Sudan in publicly filed SEC correspondence. Please describe to us the nature and extent of any past, current, and anticipated contacts

with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Form 10-K for the Fiscal Year Ended June 29, 2014

Item 8. Financial Statements

Consolidated Statements of Operations, page 34

3. You include your goodwill and tradename impairments in a single line item in your consolidated statements of operations. In future filings please present the aggregate amount of goodwill impairment losses as a separate line item to the extent required by FASB ASC 350-20-45-2.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 40

4. We see that you reduce your net sales for the floor plan expense you incur under the financing arrangement with a third-party financing source. Please tell us the key terms of the financing arrangement among the third-party financing source, your customers and you. More specifically, please tell us whether you have any obligation to pay the principal amount in case of customer default and, if that is the case, how it is considered for revenue recognition. Explain how you evaluated the accounting and disclosures for the financing under U.S. GAAP.

5. You disclose that financing costs included in net sales in fiscal 2014 were $5.5 million. Please tell us, and clarify in future filings, whether this amount is gross or net of the impact of $(1.2) million from your derivative interest rate contracts discussed on page 60 in note 16.

Note 5. Acquisitions, page 44

6. You disclose that you recorded a purchase price allocation during fiscal 2013 based on a fair value appraisal by a third party valuation firm. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 10-K is incorporated by reference into any registration statement.

Note 7. Goodwill and Other Intangible Assets, page 46

7. Your tradenames are reflected as unamortized intangible assets. In fiscal 2014 and 2013, you recorded tradename impairment charges of $5.5 million and $18.8 million, respectively. Please tell us about your evaluation of the remaining useful life of tradenames as of June 29, 2014 to determine whether events and circumstances continue to support an indefinite useful life. Refer to FASB ASC 350-30-35-16.

Note 8. Income Taxes, page 48

8. In your table of the components of tax expense you show one line item for deferred taxes. Please tell us why you did not separately state amounts of deferred taxes applicable to United States federal, state, and foreign income taxes. Refer to the instructional note between paragraphs (h)(1) and (2) of Item 4-08(h) of Regulation S-X.

9. In your rate reconciliation table you disclose that in FY 2014 your change in accounting method impacted your tax rate by 7.8%. Please tell us in more detail about the nature of the tax election, why it reduced your tax rate in 2014, and how you accounted for this change. Refer to FASB ASC 740-10-50-12.

10. On page 49 you show a table for the components of deferred income taxes. The components shown are the net current asset or liability and net long-term asset or liability. In future filings please show the total of all deferred tax liabilities, the total of all deferred tax assets, and the net change during the year in the total valuation allowance as required by FASB ASC 740-10-50-2.

Note 16. Derivative Instruments & Hedging Activities, page 58

11. We see that you enter into interest rate swaps to manage a portion of your interest rate risk from the financing arrangement as discussed our comment above. You disclose that the notional amount of your LIBOR Interest Rate contract was $95 million at June 29, 2014 and June 30, 2013. Please tell us how the floor financing plan amount matches the notional amount of your interest rate swap as required to qualify for hedge accounting under FASB ASC 815-20-25-104 (a) and if applicable, 106 (f).

Note 18. Restructuring Actions, page 67

12. Please tell us how you considered the disclosures required by FASB ASC 420-10-50-1(b) which should be disclosed in notes to financial statements that include the period in which an exit or disposal activity is initiated and any subsequent period until the activity is completed.

Note 20. Separate Financial Information of Subsidiary Guarantors of Indebtedness, page 69

13. You disclose that Briggs & Stratton Power Products Group, LLC is your 100% owned subsidiary and provides a guarantee for the senior notes that is joint and several and full and unconditional. Since you refer to joint and several guarantees and guarantor subsidiaries in your condensed supplemental consolidating financial statements, it appears that you may have other subsidiaries that are guaranteeing the notes. Please tell us, and clarify in future filings, whether or not there are other guarantor subsidiaries and whether they are 100% owned by the parent company and whether their guarantees are full and unconditional and all guarantees are joint and several. Refer to Rule 3-10(i)(8) of Regulation S-X.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Item 1. Financial Statements

Note 15. Segment Information, page 19

14. In future filings please include a reconciliation of the total of your reportable segments' measure of profit or loss to your consolidated income before income taxes and separately identify and describe significant reconciling items as required by FASB ASC 280-10-50-32.

Note 17. Separate Financial Information of Subsidiary Guarantor of Indebtedness

15. You disclose that the guarantees are full and unconditional *except for certain customary limitations*. Please explain the nature of the customary limitations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao at (202) 551-4391 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant